Exhibit (a)(1)(v)

REPURCHASE INSTRUMENT

<Legal Entity/Account Holder Name>

<Address 1>

<Address 2>

<City>, <State> <ZIP>

<Date>

Dear Shareholder:

Private Advisors Alternative Strategies Fund (“Feeder Fund”), a Delaware statutory trust, hereby promises to pay to the applicable Shareholder (“Payee”) the Payment Amount (as defined in Section 2) as discussed below.

This Repurchase Instrument is being issued so that the Feeder Fund may repurchase shares of the Feeder Fund (“Repurchased Shares”) from the Payee pursuant to the terms and subject to the conditions set out in the applicable Offer to Purchase and the Letter of Transmittal submitted by the Payee (which Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto collectively constitute the “Offer”). This Repurchase Instrument is (i) un-certificated, (ii) non-interest bearing, (iii) non-transferable and (iv) non-negotiable

1. General Payment Provisions. The Feeder Fund will make the Payment under this Repurchase Instrument in one or more installments in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Repurchase Instrument will be made by immediately available funds to the Payee’s account as previously identified to the Feeder Fund by the Payee.

The Feeder Fund may decide, in its discretion, to make payment in cash, or by the distribution of securities in kind or partly in cash and partly in kind.

2. Payment. The “Payment Amount” will be an amount equal to the value of the Repurchased Shares determined as of December 31, 2015 (or a later date determined by the Feeder Fund if the Offer is extended) (in each case, the “Valuation Date”), less any Repurchase Fee (defined below) due to the Feeder Fund in connection with the Offer and subject to the terms thereof. Payment in respect of this Repurchase Instrument will be made in two or more installments.

•          The Feeder Fund will make an initial payment under this Repurchase Instrument (“Initial Payment”) as of the later (i) any business day that is within 45 days after the Valuation Date for the repurchase, or (ii) if the Private Advisors Alternative Strategies Master Fund (“Master Fund”) has requested withdrawals of its capital from any hedge funds in order to fund the repurchase of Shares, within ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from the hedge funds. The Board of Trustees of the Feeder Fund (“Board”), in its sole discretion, may hold back any amount due in respect of the Repurchase Instrument and make payments in respect of the Repurchase Instrument in any number of installments.

•          The second and final payment in respect of the Repurchase Instrument (‘‘Post-Audit Payment’’) is expected to be the difference, if any, of (i) the value of repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Feeder Fund’s financial statements for which the year in which the Valuation Date occurs, and (ii) the Initial Payment. It is anticipated that the annual audit of the Feeder Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Feeder Fund and that the Post Audit Payment will be made promptly after completion of the audit. No interest will be paid on any amounts owed under the Repurchase Instrument.

A 5.0% “early repurchase fee” will be charged to any Payee that tenders its Shares to the Feeder Fund in connection with a tender offer with a valuation date that is prior to the business day immediately preceding the one-year anniversary of the Payee’s purchase of the respective Shares.

3. Optional Prepayment. This Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

4. Events of Default.

(a) The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Repurchase Instrument:

(i)	The Feeder Fund defaults in payment of the Payment Amount when due in accordance with this Repurchase Instrument and any such default continues for a period of ten (10) days; or

(ii)	The Feeder Fund shall commence any proceeding or other action relating to itself in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Feeder Fund or of the debts of the Feeder Fund under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; the Feeder Fund applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Feeder Fund or for all or substantially all of the property of the Feeder Fund and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or

(iii)	The commencement of any proceeding or the taking of any other action against the Feeder Fund in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Feeder Fund or of the debts of the Feeder Fund under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or the appointment of a receiver, conservator, trustee or similar officer for the Feeder Fund or for all or substantially all of the property of the Feeder Fund and any such event continues for sixty (60) days undismissed, unbonded or undischarged.

(b) Upon the occurrence of an Event of Default, the entire unpaid amount of this Repurchase Instrument outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee.

5. Miscellaneous.

(a) Governing Law; Consent to Jurisdiction. This Repurchase Instrument and the rights and remedies of the Feeder Fund and the Payee will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Repurchase Instrument may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Repurchase Instrument or the subject matter hereof may not be enforced in or by such court.

(b) Notices. All communications under this Repurchase Instrument will be given in writing, sent by telecopier or registered mail to the address set forth below or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If Fund, to:	Private Advisors Alternative Strategies Fund
51 Madison Avenue
New York, New York 10010
Phone: (212) 576-7000
Attention: Chief Legal Officer

If Payee, to:	name and address of the applicable Payee, as set forth in the books and records of the Feeder Fund

(c) Severability, Binding Effect. Any provision of this Repurchase Instrument that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d) Amendment; Waiver. No provision of this Repurchase Instrument may be waived, altered or amended, except by written agreement between the Feeder Fund and the Payee.

(e) Waiver of Presentment. The Feeder Fund hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon the Feeder Fund with respect to this Repurchase Instrument.

(f) No Transferability. The Payee may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including without limitation through any swap, structured note or any other derivative transaction) of all or any portion of this Repurchase Instrument to any person (collectively a “Transfer”), except for a Transfer that is effected solely by operation of law as the result of the death, divorce, bankruptcy, insolvency, adjudication of incompetence, dissolution, merger, reorganization or termination of such Payee or otherwise or a Transfer that is effected with the written consent of the Feeder Fund, which consent may be given or withheld in the Feeder Fund’s sole and absolute discretion, and any such permitted transferee shall become automatically subject to and bound by the terms of this Repurchase Instrument without any action on their part.

(g) Certain Rights. The Payee shall retain all rights, with respect to tendered Shares, to inspect the books and records of the Feeder Fund and to receive financial and other reports relating to the Feeder Fund until the payment date. However, the Payee shall not be a shareholder of the Feeder Fund and shall have no other rights (including, without limitation, any voting rights) under the Declaration of Trust.

(h) Valuation. For purposes of calculating the value of the repurchased Shares, the amount payable to the Payee will take into account and include all Fund gains, losses and expenses until the Valuation Date. If the Feeder Fund is liquidated or dissolved prior to the original Valuation Date, the Valuation Date for the repurchase shall become the date on which the Feeder Fund is liquidated or dissolved and the value of the repurchased Shares will be calculated in accordance with the foregoing sentence.

(i) Entire Agreement. This Repurchase Instrument and the Offer set out herein between the parties and supersede any prior oral or written agreement between the parties.

Sincerely,

Private Advisors Alternative Strategies Fund